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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                  For the period ended June 25, 2003

                          Coolbrands International Inc.
                          -----------------------------
                  (formerly Yogen Fruz World-Wide Incorporated)
                  ---------------------------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
             ------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F                    Form 40-F      x
                                   -----------------             -------------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                 No  x
                              ------------      -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________





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         Materials relating to Registrant and filed pursuant to this Form 6-K include a Material Change Report filed with SEDAR in Canada relating to Coolbrands' purchase of certain ice cream and distribution assets from Dreyer's Grand Ice Cream, Inc. and Nestle.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    COOLBRANDS INTERNATIONAL INC.

Date July 7, 2003                      By   /s/ Aaron Serruya
     ----------------                       ----------------------------
                                       Name:  Aaron Serruya
                                       Title: Executive Vice President




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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

             Section 85(1) of the Securities Act (British Columbia)
                 Section 146(1) of the Securities Act (Alberta)
            Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                  Section 75(2) of the Securities Act (Ontario)
                Section 81(2) of the Securities Act (Nova Scotia)
      Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.       REPORTING ISSUER

         CoolBrands International Inc. ("CoolBrands")
         8300 Woodbine Avenue
         5th Floor
         Markham, Ontario
         L3R 9Y7

2.       DATE OF MATERIAL CHANGE

         June 25, 2003

3.       PRESS RELEASE

         A press release disclosing the material change was issued by CoolBrands on June 25, 2003. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGE

         On June 25, 2003 CoolBrands announced that the Federal Trade Commission
         (FTC) in the United States has approved CoolBrands as the purchaser of the Dreamery'r' and Whole Fruit'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), as well as the right to the license for the Godiva'r' ice cream brand, which is being assigned by Dreyer's, and from Nestle substantially all of the Haagen-Dazs frozen dessert distribution assets in the U.S. CoolBrands will pay approximately CDN$13.5 million in cash to acquire these assets, related inventories and certain frozen dessert distribution assets.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On June 25, 2003 CoolBrands announced that the FTC in the United States has approved CoolBrands as the purchaser of the Dreamery'r' and Whole Fruit'TM' sorbet brands from Dreyer's, as well as the right to the license for the Godiva'r' ice cream brand, which is being assigned by Dreyer's, and from Nestle substantially all of the Haagen-Dazs frozen dessert distribution assets in the U.S. The FTC announced that it has accepted a consent agreement for public comment, permitting the combination of Dreyer's and Nestle's frozen dessert business and naming CoolBrands (through





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         Integrated Brands, Inc., its wholly-owned subsidiary) as the approved purchaser of certain assets of Dreyer's and Nestle required by the FTC to be divested in connection with the combination.

         CoolBrands will pay approximately CDN$13.5 million in cash to acquire the Dreamery'r' ice cream and Whole Fruit'TM' sorbet brands as well as the rights to the license for the Godiva'r' ice cream brand, including related inventories, and Nestle's Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia. At closing, CoolBrands will take ownership of all Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet inventories wherever located and will operate the acquired distribution system in the configuration and with the product mix in place prior to the closing. CoolBrands anticipates that it may require up to 12 months after the closing to complete the transition to CoolBrands of the Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet business, the integration by CoolBrands of the new product mix into the acquired distribution system and the transition to Dreyer's of the Nestle products currently distributed by the Haagen-Dazs distribution system.

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.

7.       OMITTED INFORMATION

         None.

8.       SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Michael Serruya of CoolBrands, who is knowledgeable about the details of the material change and may be contacted at (905) 479-8762.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Markham, Ontario this 3rd day of July, 2003.

                                       COOLBRANDS INTERNATIONAL INC.

                                       By: (Signed) "Michael Serruya"
                                           --------------------------
                                          Michael Serruya
                                          Co-Chairman of the Board of Directors




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                                  Appendix "A"

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor            Contact: Michael Serruya
Markham, Ontario, Canada L3R 9Y7           Telephone: (905) 479-8762

                                           Contact: David Stein
                                           Telephone: (631) 737-9700 (x216)

FOR IMMEDIATE RELEASE: June 25, 2003
------------------------------------

              COOLBRANDS TO ACQUIRE BRANDS AND DISTRIBUTION ASSETS
                            FROM DREYER'S AND NESTLE

CoolBrands International, Inc. (TSX: COB.A) announced today that the Federal Trade Commission (FTC) has approved CoolBrands as the purchaser of the Dreamery'r' and Whole Fruit'TM' sorbet brands from Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), as well as the right to the license for the Godiva'r' ice cream brand, which is being assigned by Dreyer's, and from Nestle substantially all of the Haagen-Dazs frozen dessert distribution assets in the U.S.

The FTC announced today that it has accepted a consent agreement for public comment, permitting the combination of Dreyer's and Nestle's frozen dessert business and naming CoolBrands (through Integrated Brands, Inc., its wholly-owned subsidiary) as the approved purchaser of certain assets of Dreyer's and Nestle required by the FTC to be divested in connection with the combination.

Terms of Acquisition
--------------------

CoolBrands will pay approximately CDN$13.5 million in cash to acquire the Dreamery'r' ice cream and Whole Fruit'TM' sorbet brands as well as the rights to the license for the Godiva'r' ice cream brand, including related inventories, and Nestle's Haagen-Dazs frozen dessert distribution assets in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey, Utah, Minnesota, Georgia, Maryland, and the District of Columbia.

Increased Market Share
----------------------

"The acquisition of these well-recognized ice cream brands will give CoolBrands significant share in the packaged ice cream segment, complementing our strong position in the frozen novelty segment" said David J. Stein, President and Co-CEO of CoolBrands.

Dreamery'r', Godiva'r' ice cream and Whole Fruit'TM' sorbet have annual retail sales of approximately CDN$193 million, and account for approximately one quarter of all super premium pints sold in U.S. supermarkets.




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Strategic Benefits
------------------

"The acquisition of the Haagen-Dazs distribution assets from Nestle will enhance CoolBrands' ability to drive downstream distribution of our products in all channels, and will establish a new profit center from the distribution of our products and partner brand products," noted Stein.

According to Stein, CoolBrands expects the acquired distribution system to be capable of achieving sales volume at wholesale of approximately CDN$250 million from the acquired super premium brands and other CoolBrands products currently delivered by third party distributors, as well as partner brand products and certain products of the new combined Dreyer's company to be delivered by CoolBrands pursuant to the agreements.

Transition
----------

At closing, CoolBrands will take ownership of all Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet inventories wherever located and will operate the acquired distribution system in the configuration and with the product mix in place prior to the closing. CoolBrands anticipates that it may require up to 12 months after the closing to complete the transition to CoolBrands of the Dreamery'r', Godiva'r' and Whole Fruit'TM' sorbet business, the integration by CoolBrands of the new product mix into the acquired distribution system and the transition to Dreyer's of the Nestle products currently distributed by the Haagen-Dazs distribution system.

About CoolBrands
----------------

CoolBrands manufactures, distributes and markets a broad range of frozen desserts and frozen novelties under its own Eskimo Pie'r', Chipwich'r' and Fruit-A-Freeze'r' brand names, as well as under the Tropicana'r', Weight Watchers'r' Smart Ones'r', Welch's'r', Betty Crocker'r', Trix'r' and Yoplait'r' brand names pursuant to long-term licensing agreements. Eskimo Pie'r' created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie'r' remains one of the best-known and most widely distributed of all frozen novelty brands. CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz'r', I Can't Believe It's Yogurt'r', Bresler's'r', Swensen's'r', Golden Swirl'r', Ice Cream Churn'r' and Java Coast'r' Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. CoolBrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies for the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Information in this release relating to the Company's future plans and performance are "forward looking statements" and, as such, involve certain risks and uncertainties that could cause actual results to vary materially. Potential risks and uncertainties include, but are not limited to: (1) the highly competitive nature of the frozen dessert market and the level of customer interest in the Company's products, (2) product costing, (3) the weather, (4) the performance of management, including management's ability to implement its plans as contemplated, (5) the Company's relationships with its customers, franchisees, licensees and licensors, and (6) government regulation.



                       STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..................................'TM'

The registered trademark symbol shall be expressed as........................'r'